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                                                     UNITED STATES                                          OMB APPROVAL
                                           SECURITIES AND EXCHANGE COMMISSION                       -----------------------------
                                                Washington, D.C. 20549                              OMB Number:         3235-0058
                                                                                                    Expires:         May 31, 1997
                                                                                                    Estimated average burden
                                                      FORM 12b-25                                   hours per response ..... 2.50
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                                             NOTIFICATION OF LATE FILING                                    SEC FILE NUMBER
                                                                                                                019817
(Check One):                                                                                        -----------------------------
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 |X| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K | | Form 10-Q and Form 10-QSB                     CUSIP NUMBER
                                       |_| Form N-SAR                                                        22528Q 10 9
     For Period Ended:  August 31, 1996                                                             -----------------------------
                       --------------------
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR
     For the Transition Period Ended: _______________________________________________________________________

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                            Read Instruction (on back page) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION
                         CREATIVE PROGRAMMING AND TECHNOLOGY VENTURES, INC.
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Full Name of Registrant
                                 Not Applicable
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Former Name if Applicable
                         7900 East Union Avenue, Suite 1100
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Address of Principal Executive Office (Street and Number)
                           Denver, Colorado 80237
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable  effort or expense and the registrant  seeks relief  pursuant to Rule
12b-25(b), the following should be completed. (Check box if appropriate)

        | (a) The reasons  described in  reasonable  detail in Part III of this form could not be  eliminated  without  unreasonable
        |     effort or expense;
        |
  |X|   | (b) The subject annual report,  semi-annual  report,  transition  report on Form 10-K, Form 10-KSB, Form 20-F, Form 11-K
        |     or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the  prescribed due date; or the subject  quarterly report of transition report on Form 10-Q or Form 10-QSB, or portion thereof will
        |     be filed on or before the fifth calendar day following the prescribed due date; and
        |
        | (c) The accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in  reasonable  detail the reasons why Forms 10-K and 10-KSB,  20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company recently completed a major corporate restructuring with significant financial statement implications and adjustments and it has not received all the necessary information for the timely completion of the Form 10-KSB.

                                                                                                     (Attach Extra Sheets if Needed)

                                                                                                                     SEC 1344 (6/94)


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            GARY R. VICKERS                                   (303)                                     694-5324
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                  (Name)                                    (Area Code)                             (Telephone Number)

(2) Have all other periodic reports required under Section  13 or 15(d) of  the Securities Exchange Act of
    1934 or Section 30  of the  Investment  Company Act of 1940 during the preceding 12 months or for such shorter  period that  the  registrant was required to file such report(s) been filed? If answer is no,
    identify report(s).                                                                                       |X| Yes  |_| No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings  statements to be included in the subject
    report or portion thereof?                                                                                |X| Yes  | | No

    If so, attach an explanation of the anticipated  change,  both narratively and  quantitatively,  and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


    The Company anticipates that it will recognize an estimated loss of approximately $3.895 million for its August 31, 1996 fiscal year end as compared to a reported loss of $1.438 million for its fiscal year end 1995. The increase in operating losses in 1996 reflect the cessation of operations at its Alexandria, Inc. subsidiary and significantly increased game development and production expenses at its Off World Entertainment, Inc. (dba Odd World Inhabitants) subsidiary. The financial statements will, however, contain a footnote detailing subsequent events outlining the successful completion of the divestiture of Off World Entertainment, Inc. effective September 13, 1996 (CPTV's fiscal first quarter 1997) for
    $6.8 million less certain debt obligations approximating $500,000 and other transactional expenses. The divestiture is expected to generate a substantial gain for CPTV in its fiscal first quarter ended November 30, 1996.



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                                         CREATIVE PROGRAMMING AND TECHNOLOGY VENTURES, INC.
                                        ____________________________________________________
                                            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:       November 25, 1996                                                   By:  /s/  GARY R. VICKERS
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                                                                                       Gary R. Vickers, President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized  representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's  authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------------------------------- ATTENTION --------------------------------------------------------------
             Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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